

Mail Stop 4561

August 2, 2008

Mr. Keith R. Knox
President and Secretary
Hudson Holding Corporation
111 Town Square Plaza, Suite 1500A
Jersey City, New Jersey 07310

> **Re:** **Hudson Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed July 18, 2008**
> **File No. 333-152403**

Dear Mr. Knox:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Certain Items by Reference

1. We note that you incorporate by reference your definitive proxy statement that had not yet been filed as well as "any other subsequently filed document." Under Item 12 of Form S-1, only historical documents may be incorporated by reference. Please revise this section to only incorporate by reference those documents that have been filed.

Undertakings, page II-3

2.   We note that paragraphs (a)(4)-(8) and (c) in this section do not appear to apply to this offering. See Item 512 of Regulation S-K. Please revise or advise. In addition, please include the undertaking required by Item 512(a)(5) of Regulation S-K or advise.

Form 10-K for the fiscal year ended 3/31/2008, page 19

3.   We note that you performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures and concluded they were adequate. Pursuant to Item 307 of Regulation S-K as amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, you must conclude whether your disclosure controls and procedures are effective or ineffective.   Tell us how you complied with such requirements or advise us.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Beth Frohlichstein at (202) 551-3391, or the undersigned at (202) 551-3233, with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: David Selengut, Esq.
        Fax: (212) 370-7889